UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-35126

VNET Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road

Chaoyang District

Beijing 100016

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

VNET Group, Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because the Company filed an annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 26, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm that was retained by the Company, on the Company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

Based on an examination of the Company’s register of members and public filings made by beneficial owners of the Company’s securities, to the Company’s best knowledge, other than Mr. Sheng Chen, FIL Limited, Samarra Company Limited, Vector Holdco Pte. Ltd., Tuspark Innovation Venture Limited, TT International Asset Management Ltd and GIC Private Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023.

•	As of February 28, 2023, Mr. Sheng Chen, the chairman of the board of directors of the Company, beneficially owned 3.4% of the Company’s total outstanding ordinary shares and held 24.5% of the Company’s aggregate voting power.

•	FIL Limited (“FIL”) is a company organized under the laws of Bermuda. To the Company’s best knowledge, FIL is not owned or controlled by a governmental entity of mainland China. As reported on a Schedule 13G jointly filed by FIL, certain of its subsidiaries and affiliates, and other companies with the SEC on February 9, 2023, Pandanus Partners, L.P. (“Pandanus”) owns shares of the FIL voting stock, which normally represents more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock. Pandanus is owned by trusts for the benefit of members of the Johnson family. Based upon the Company’s register of members and FIL’s Schedule 13G, FIL beneficially owned 85,714,734 Class A ordinary shares of the Company which represented 9.6% of the Company’s total issued and outstanding ordinary shares and 7.3% of the Company’s aggregate voting power as of February 28, 2023.

•	Samarra Company Limited (“Samarra”) is a company incorporated under the laws of the British Virgin Islands. To the Company’s best knowledge, Samarra is not owned or controlled by a governmental entity of mainland China. As reported on a Schedule 13G filed by Samarra with the SEC on November 25, 2022, Samarra is a direct wholly-owned subsidiary of DICO Investments & Properties Limited, a company incorporated under the laws of the Cayman Islands, which is wholly owned by Hussain Ali Habib Sajwani, a company incorporated under the laws of the United Arab Emirates. Based upon the Company’s register of members and Samarra’s Schedule 13G, Samarra beneficially owned 72,309,744 Class A ordinary shares of the Company, representing 8.1% of the Company’s total issued and outstanding ordinary shares and 6.2% of the Company’s aggregate voting power as of February 28, 2023.

•	Vector Holdco Pte. Ltd. (“Vector Holdco”) is a private limited company incorporated under the laws of Singapore. To the Company’s best knowledge, Vector Holdco is not owned or controlled by a governmental entity of mainland China. As reported on a Schedule 13D/A filed by Vector Holdco with the SEC on February 1, 2022, Vector Holdco is wholly owned by BTO Super Holding (NQ) Co. III Pte. Ltd., a private company incorporated in Singapore, which is wholly owned by Blackstone Tactical Opportunities SG II (Cayman) - NQ L.P., a Cayman Islands limited partnership. Based upon the Company’s register of members and Vector Holdco’s Schedule 13D/A, Vector Holdco beneficially owned 62,412,780 Class A ordinary shares of the Company, representing 7.0% of the Company’s total issued and outstanding ordinary shares and 5.3% of the Company’s aggregate voting power as of February 28, 2023.

•	Tuspark Innovation Venture Limited (“Tuspark”) is a company incorporated under the laws of the British Virgin Islands. To the Company’s best knowledge, Tuspark is not owned or controlled by a governmental entity of mainland China. As reported on a Schedule 13D/A jointly filed by Tuspark and Tus-Holdings Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Tus-Holdings”), with the SEC on May 14, 2021, Tuspark is a wholly owned subsidiary of Tus-Holdings and Tus-Holdings is not controlled by any of its shareholders. Based upon the Company’s register of members and Tuspark’s Schedule 13D/A, Tuspark beneficially owned 60,911,237 Class A ordinary shares of the Company, representing 6.8% of the Company’s total issued and outstanding ordinary shares and 5.2% of the Company’s aggregate voting power as of February 28, 2023.

•	TT International Asset Management Ltd (“TTIAM”) is a company organized under the laws of the United Kingdom. To the Company’s best knowledge, TTIAM is not owned or controlled by a governmental entity of mainland China. As reported on a Schedule 13G/A jointly filed by Sumitomo Mitsui Financial Group, Inc. (“SMFG”), a company organized under the laws of Japan, SMBC Asset Management Services (UK) Limited (“SMBCAM”), a company organized under the laws of the United Kingdom, and TTIAM with the SEC on February 14, 2023, TTIAM is a wholly-owned subsidiary of SMBCAM, which is a wholly-owned subsidiary of SMFG. Based upon the Company’s register of members and TTIAM’s Schedule 13D/A, TTIAM beneficially owned 54,637,662 Class A ordinary shares of the Company, representing 6.1% of the Company’s total issued and outstanding ordinary shares and 4.7% of the Company’s aggregate voting power as of February 28, 2023.

•	GIC Private Limited (“GIC”) a company incorporated under the laws of Singapore. To the Company’s best knowledge, GIC is not owned or controlled by a governmental entity of mainland China. As reported on a Schedule 13G/A filed by GIC with the SEC on February 9, 2023, GIC is wholly-owned by the Government of Singapore. Based upon the Company’s register of members and GIC’s Schedule 13G/A, GIC beneficially owned 45,198,492 Class A ordinary shares of the Company, representing 5.1% of the Company’s total issued and outstanding ordinary shares and 3.9% of the Company’s aggregate voting power as of February 28, 2023.

For more details, please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 26, 2023.

In addition, the Company is not aware of any governmental entity of mainland China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VNET Group, Inc.

By:	/s/ Tim Chen
Name:	Tim Chen
Title:	Chief Financial Officer

Date: April 26, 2023